EXHIBIT 11

SPECIALTY TRUST, INC.
STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2002	2001	2002	2001

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Basic
Average Common Shares Outstanding	7,075,801	340,400	6,983,196	338,645

Net Earnings Attributable to Common Stock	$1,936,338	$213,286	$5,654,493	$1,386,595

Per Share Amount	$0.27	$0.63	$0.81	$4.09

Diluted
Average Common Shares Outstanding	7,075,801	340,400	6,983,196	338,645
Average Preferred Shares Outstanding	—	5,750,412	—	5,044,492
Net effect of dilutive stock options outstanding during the period — based on the treasury stock method	39,154	43,399	39,154	43,399

Total	7,114,955	6,134,211	7,022,350	5,426,536

Net earnings for basic diluted per share	$1,936,338	$213,286	$5,654,493	$1,386,595
Preferred stock dividend	—	1,413,586	—	2,815,107

Net earnings for diluted earnings per share	$1,936,338	$1,626,872	$5,654,493	$4,201,702

Per Share Amount	$0.27	$0.27	$0.81	$0.77